

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

March 21, 2008

Mr. Wei Chenghui, Chief Executive Officer
China Stationary and Office Supply, Inc.
c/o Ningbo Binbin Stationery
Qiaotouhu Industrial Park
Ninghai, Zhejiang Province 315611 P.R. China

> **Re: China Stationary and Office Supply, Inc.**
> **Item 4.01 Form 8-K filed March 11, 2008**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **File No. 000-49819**

Dear Mr. Chenghui:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any questions, please call me at (202) 551-3832.

Sincerely,

Joshua Thomas
Staff Accountant

Cc: Nancy Hom
Via fax to (212) 785-5867